Seychelle Water Filtration Products
33012 Calle Perfecto, San Juan Capistrano San Juan Capistrano CA 92675
Phone 949-234-1999 Fax 949-234-1998 www.seychelle.com
cpalmer@seychelle.com

Via EDGAR and facsimile to 202-772-9368

March 24, 2006

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
110 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373

Dear Ms. Long:

This will acknowledge receipt of your letter of comment dated October 14, 2005 with regard to the Form 10-SB, filed by Seychelle Environmental Technologies, Inc. (the ”Company”) on September 19, 2005.

In response to your letter of October 14, 2005, Amendment No. 1 to our Form 10-SB is filed herewith.

The following responses, reference the comment headings in your October 14, 2005 letter.

General

Comment 1. - Response

The Company recognizes that the Form SB-10 has gone effective by lapse of time and understands its obligations as a result.

Comment 2. - Response

The Company recognizes it periodic reporting obligations under Section 13(a) of the Exchange Act and has begun to make such filings. The Company is also aware of the only way to discontinue such periodic reporting obligations.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page two

Comment 3. - Response

No financial statements have been restated as a result of your comments in Amendment No. 1 to our Form 10-SB filed herewith.

Comment 4. - Response

The financial statements included in Amendment No. 1 to our For 10-SB filed herewith contain financial information updated to include the period ending November 30, 2005.

Comment 5. - Response

Amendment No. 1 to our Form 10-SB filed herewith includes a currently dated consent from our independent public accountant.

Cover Page

Comment 6. - Response

Amendment No. 1 to our Form 10-SB filed herewith indicates on the cover page and throughout that it is filed as a Form 10-SB.

Special Note Regarding Forward-Looking Statements, page 1

Comment 7. - Response

Amendment 1 to our Form 10-SB filed herewith refers only to Section 21E of the Exchange Act in relation to forward-looking statements.

Description of the Business, page 1
Business of Seychelle, page 2

Comment 8. - Response

The reference to a “problem” has been eliminated in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page three

Comment 9. - Response

All references to statistics and comparative statements throughout the Amendment No. 1 to our Form 10-SB have been given source references or deleted. The statistics for the world market for water are from an article titled “Water a Precious Commodity” by Henry Heyneardhi, first published in the Jakarta Post on November 13, 2002 and reprinted as part of the United Nations Global Policy Forum at http://www.globalpolicy.org/socecon/tncs/2002/1113commodity.htm, a copy of which is attached to this letter as Attachment 1. The statistics for the world market for water and for consumption of water in various countries, including Mexico, are from the October, 2005 edition of Water Facts, a newsletter of the Bottled Water Store, citing the Beverage Marketing Corporation, at http://www.bottledwaterstore.com/waterfacts2005.htm , a copy of which is attached to this letter as Attachment 2. Data on the lack of pure drinking water is from a report titled “Water: a Looming Crisis?” published for the UNESCO World Conference on Science held in Paris, France on June 3-6, 1998, found at http://www.unesco.org/science/wcs/meetings/eur_paris_water_98.htm and attached to this letter as Attachment 3. The statement regarding no other manufacturer being able to equal the test results of the Company’s products has been qualified as being true to the Company’s knowledge in Amendment 1 to our Form 10-SB filed herewith.

Comment 10. - Response

References to market shares of bottled water marketers have been deleted in Amendment No. 1 to our Form 10-SB filed herewith. Although the Company does not sell bottled water, we supply an alternative and thus indirectly compete with bottled water marketers.

General Business Plan, page 3

Comment 11. - Response

Undefined acronyms and industry jargon have been eliminated and the four major areas of concern in water purification have been clearly identified in Amendment No. 1 to our Form 10-SB filed herewith.

Comment 12. - Response

Amendment No. 1 to our Form 10-SB filed herewith clarifies that it is the combined experience of the Company’s management that represents over 35 years of related industry experience.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page four

New Products, page 4

Comment 13. - Response

The dates that the Company acquired the rights of Enviro(3) Care Corporation and of the licensing agreement with Aqua Gear USA are disclosed in Amendment No. 1 to our Form 10-SB filed herewith.

Manufacturing, page 4

Comment 14. - Response

The disclosure related to manufacturing has been clarified in Amendment No. 1 to our Form 10-SB and our contract with Heibei R.O. Environmental Technologies is attached as an exhibit thereto.

Raw Materials, page 5

Comment 15. - Response

The disclosure related to raw materials has been clarified in Amendment No. 1 to our Form 10-SB filed herewith.

Customers and Competition, page 5

Comment 16. - Response

The discussion in this section has been expanded in Amendment 1 to our Form 10-SB filed herewith.

Comment 17. - Response

The disclosure in this section in Amendment 1 to our Form 10-SB filed herewith clearly states that no single customer currently represents greater than ten percent of the Company’s revenues, even though that may not have been the case historically.

Backlog, page 5

Comment 18. - Response

Disclosures related to the Company’s backlog have been expanded in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page five

Proprietary Information and Technology, page 5

Comment 19. - Response

The expiration dates for our material patents have been included in Amendment No. 1 to our Form 10-SB filed herewith.

Risk Factors Related to Our Business, page 6
Limited Profitability, page 7

Comment 20. - Response

The risk factor related to limited profitability has been revised to not convey the impression that the Company has been profitable in Amendment No. 1 to our Form10-SB filed herewith.

Inherently Risky - Competition, page 7

Comment 21. - Response

The reference to the Company being undercapitalized has been deleted in Amendment No. 1 to our Form10-SB filed herewith as the Company does not believe that to be the case as this time. Therefore, a risk factor related to under-capitalization is not appropriate.

Need for Additional Financing, page 7

Comment 22. - Response

The risk factor related to the need for additional financing has been eliminated in Amendment No. 1 to Our Form 10-SB filed herewith as the Company does not anticipate such a need for the foreseeable future.

Potential Inability to Conduct Successful Operations, pare 8

Comment 23. - Response

The title of the risk factor related to the potential inability to conduct successful operations has been changed to “Delays in the Development of New Products,” the first paragraph of the risk factor has been deleted, and the risk factor now specifically relates to the Company in Amendment No. 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page six

Management’s Discussion & Analysis - Plan of Operation, page 9

Comment 24. - Response

More specific information regarding the Company’s relationship with Nikken has been included in Amendment 1 to our Form 10-SB filed herewith.

Comment 25. - Response

The statement that sales have stabilized has been deleted from Amendment No. 1 to our Form 10-SB filed herewith.

Plan of Operation, page 10

Comment 26. - Response

The Plan of Operation section has been deleted from Amendment No. 1 to our Form 10-SB filed herewith, and pertinent information from that section has been included under the title “Results of Operations” as part of Management’s Discussion & Analysis.

Comment 28. - Response

The Results of Operations section has been revised to comply with paragraph (b) of Item 303 of Regulation S-B in Amendment No.1 to our Form 10-SB filed herewith.

Comment 29. - Response

The discussion of “trends” has been deleted in Amendment No. 1 to our Form10-SB filed herewith as the Company is not aware of any trends that are expected to have a material effect on the revenues of the Company.

Liquidity and Capital Resources, page 11

Comment 30. - Response

The reference to the Company requiring prepayment of certain orders has been eliminated in Amendment 1 to our Form 10-SB filed herewith as it is not material to the business of the Company.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page seven

Comment 31. - Response

The disclosures in this section have been expanded in Amendment 1 to our Form 10-SB filed herewith.

Comment 32. - Response

The disclosure in this section has been clarified in Amendment 1 to our Form 10-SB filed herewith to state that the TAM Irrevocable Trust has expressed a willingness to provide additional funding, if required; however an amount has not been discussed.

Comment 33. - Response

The requested disclose has been added to Amendment 1 to our Form 10-SB filed herewith.

Comment 34. - Response

The disclosure in Amendment 1 to our Form 10-SB filed herewith has been clarified to state that additional funding is not anticipated to be required through at least February 28, 2007.

Trends that have or will likely impact revenues from continuing operations, page 11

Comment 35. - Response

In response to Comment 19, above, the dates of the expirations of the Company’s two patents have been disclosed in Amendment No. 1 to our Form10-SB filed herewith. Because these dates are still remote, it is not possible for the Company at this time to evaluate the potential financial impact of their expiration.

Comment 36. - Response

The quarterly financials in Amendment 1 to our Form 10-SB filed herewith are for the period ending November 30, 2005; and the changes from the prior period have been explained.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page eight

Security Ownership of Certain Beneficial Owners and Management, page 12

Comment 37. - Response

The table and its introduction in Amendment 1 to our Form 10-SB filed herewith have been changed to indicate that the table included shares issuable within 60 days.

Directors, Executive Officers, Promoters, and Control Persons…, page 13

Comments 38. and 39. - Response

The profiles of Messrs. Parsons and Place have been revised in Amendment 1 to our Form 10-SB filed herewith.

Executive Compensation, page 14

Comment 40. - Response

The executive compensation table has been revised to disclose the consulting agreements with the two officers in Amendment 1 to our Form 10-SB filed herewith.

Certain Relationships and Related Transactions, page 15

Comment 41. - Response

The disclosure has been revised in compliance with Regulation S-B, Item 404(a) in Amendment 1 to our Form 10-SB filed herewith.

Comment 42. - Response

The consulting agreements and the warrants issued in modification of them have been included as exhibits in Amendment 1 to our Form 10-SB filed herewith. The additional shares authorized by the Board of Directors of the Company were issued to Mr. Parsons and are included in his stock ownership positions disclosed and the additional warrants granted to Messrs. Parsons and Place expanding their consulting agreements are attached as exhibits in Amendment 1 to our Form 10-SB filed herewith. The disclosure in the fourth paragraph of the section titled Certain Relationships and Related Transactions has been revised to make it clear that the amounts shown related to the TAM Irrevocable Trust are the balances due as of the dates shown as opposed to new advances made on those dates in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page nine

Comment 43. - Response

All of the reference disclosures have been revised as requested in Amendment 1 to our Form 10-SB filed herewith.

Part II
Principal Market or Markets, page 18

Comment 44. - Response

A disclosure has been added to Amendment 1 to our Form 10-SB filed herewith as to the reasons for the filing of the Form 15 in 2002.

Legal Proceedings, page 19

Comment 45. - Response

The disclosure regarding the suit by SafeWater Anywhere, Inc. has been revised in Amendment 1 to our Form 10-SB filed herewith to disclose the underlying facts and the current status of the litigation.

Comment 46. - Response

References to all other lawsuits have been eliminated from Amendment 1 to our Form 10-SB filed herewith.

Recent Sales of Unregistered Securities, page 20

Comment 47. - Response

All disclosures in this section have been revised to comply with Regulation S-B, Item 701.

Audited Financial Statements
Statements of Operations, page 26

Comment 48. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page ten

Comment 49. - Response

The amounts in Slow Moving Inventory and in Inventory were changed in Amendment No. 1 to our Form10-SB filed herewith in offsetting amounts. Therefore, Net Cash Used by Operating Activities was unchanged.

Comment 50. - Response

  The Company has not reclassified items making up the provision for income taxes in Amendment 1 to our Form 10-SB filed herewith due to the immateriality of the amounts and in order to preserve consistency of application from previous financial statements.

Note 1: Organization and Description of Business, page 33

Comment 51. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 52. - Response

Specific information on a geographic basis has been elimated in Amendment 1 to our Form 10-SB filed herewith.

Note 2: Summary of Significant Accounting Policies, page 35

Comment 53. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Revenue Recognition, page 35

Comment 54. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page eleven

Comment 55. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 56. - Response

As noted in Footnote 2, the Company generally recognizes a liability for returned products on a specific identification basis. During the fiscal year ending February 28, 2002, the Company established a specific reserve for products sold to Albertson’s when the Company received notification that a water bottle would be returned to the Company. As of February 28, 2005 no products were returned by Albertson’s; therefore the Company reversed its liability for returned products. In accordance with APB #9, “Reporting the Results of Operations,” such reserves do not qualify for prior period adjustment as they are considered normal recurring corrections which are the result of the use of estimates inherent in the accounting process. Therefore, no changes have been made in Amendment 1 to our Form 10-SB filed herewith due to the immateriality of the amounts and in order to preserve consistency of application from previous financial statements.

Comment 57. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Inventories, page 35

Comment 58. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 59. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page twelve

Customer Deposits, page 37

Comment 60. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Research and Development Expenses, page 37

Comment 61. - Response

The Company has not reclassified research and development expenses in Amendment 1 to our Form 10-SB filed herewith due to the immateriality of the amounts and in order to preserve consistency of application from previous financial statements.

Issuance of Stock for Services, page 39

Comment 62. - Response

The information required is disclosed in Footnote 7, “Capital Structure” in Amendment 1 to our Form 10-SB filed herewith.

Property and Equipment, page 45

Comment 63. - Response

The Company evaluates property and equipment on a quarterly basis to determine if adjustment to useful life or undepreciated value is warranted. As of February 28, 2006, the Company believes that no event has been identified that would indicate an impairment of value.

Note 4: Intangible Assets, page 46

Comment 64. Response

The Company evaluates intangible assets on a quarterly basis to determine if adjustment to undepreciated value is warranted. Although no formal analysis is prepared, the Company believes that the acquisition of EnviroCare and the license agreement with Aqua Gear will enhance the value of its current product line.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page thirteen

Note 6: Notes Payable to Related Parties, page 48

Comment 65. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 66. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 67. - Response

The shares issued in April of 2005 were issued in payment of interest from March 1, 2002, at which time all prior interest due had been forgiven. The interest from March 1, 2002 had not been accrued as the Company was operating on a cash basis during that period. When the Company changed to operating on an accrual basis, the interest paid by the stock issued in April of 2005 was valued at fair market value at the time of issuance, spread back over the three-year period to March 1, 2002. The disclosure in Amendment 1 to our Form 10-SB filed herewith has been clarified to reflect this.

Comment 68. - Response

The date of March 1, 2006 has been changed to December 1, 2006 in Amendment 1 to our Form 10-SB filed herewith.

Note 7: Capital Structure, page 50
Consulting Agreements, page 55

Comment 69. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 70. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page fourteen

Comment 71. - Response

SFAS No 123 does not prescribe a measurement date for a transaction with a non-employee.  However, as a practical matter, determining the appropriate measurement date is a minor issue because the issuer of equity instruments generally receives consideration (services) almost immediately after the parties agree to a transaction.  Since there is a relatively short time period between the agreement and receipt of consideration, the distinction between grant date and vesting date is not present.  Therefore, the stock was valued at date of grant and amortized over life of agreement since consultant had to work at company to vest in shares granted.

Warrants, page 56

Comment 72. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 73. - Response

Please see Footnote 6 in Amendment 1 to our Form 10-SB filed herewith and the response to Comment 67, above.

Note 8: Income Taxes, page 59

Comment 74. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Comment 75. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page fifteen

Note 9: Commitments and Contingencies
Legal Proceedings, page 61

Comment 76. - Response

The Legal Proceedings disclosure has been brought up to date in Amendment 1 to our Form 10-SB filed herewith by deleting references to litigation no longer pending and disclosing the current status of the one lawsuit still pending.

Note 11: Loss Per Share, page 65

Comment 77. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Note 12: Subsequent Events, page 65

Comment 78. - Response

The changes and/or additional disclosures requested have been made in Amendment 1 to our Form 10-SB filed herewith.

Interim Financial Statements

Comments 79. through 82. - Response

The interim financial statements in Amendment 1 to our Form 10-SB filed herewith have been updated to the period ending November 30, 2005.

Part III
Index to Exhibits

Comment 83. - Response

The exhibits previously filed with the Commission have been incorporated by reference and the documents with which they were filed have been identified in Amendment 1 to our Form 10-SB filed herewith.

March 24, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB
Filed September 19, 2005
File No. 000-29373
Page sixteen

Comment 84. - Response

The signature block has been revised to provide the representation required by Form 10-SB in Amendment 1 to our Form 10-SB filed herewith.

The Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosures in Amendment 1 to our Form 10-SB filed herewith;

o	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment 1 to our Form 10-SB filed herewith; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any correspondence related to Amendment 1 to our Form 10-SB to our counsel Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400 (fax 760-753-7410). Thank you.

Very truly yours,

/s/ Carl Palmer

Carl Palmer
President and Chief Executive Officer

Attachment 1

Water a Precious Tradable Commodity

By Henry Heyneardhi

Jakarta Post
November 13, 2002

The global trend in the water industry, predicted Fortune magazine in May 2000, was that "Water promises to be to the 21st century what oil was to the 20th: the precious commodity that determines the wealth of nations."

Water, the report said, has become one of the biggest businesses at a global level. The annual revenue of the water industry was estimated at that time by Fortune at some $400 billion, 40 percent of the oil sector and one-third larger than the pharmaceutical sector. The revenue is from only 5 percent of the world's population that receives their water supplies from corporations. Thus the potential for water market growth is very high, estimated in 1998 by the World Bank to grow to $800 billion; last year the bank revised the projection to $1 trillion.

Four transnational corporations (TNC) in the water industry - RWE, Vivendi, Suez-Lyonnaise and Enron - are in the Global Fortune 500, with Vivendi and Suez-Lyonnaise as the market leaders. Vivendi has 110 million customers worldwide, with annual revenues of more than 13 billion euros. Meanwhile, Suez-Lyonnaise, another French-based TNC, generates 10 billion euros in annual revenues from its worldwide customers.

Monsanto, a giant chemical TNC, also sees this emerging market, and intends to expand its business to the water sector starting from India and Mexico, since both face water shortages.

Although these giant water TNCs are competing with one another to create their share in the lucrative market, they are also pursuing the same goal: to establish a global water market where water can be treated as a commodity - sold and traded freely.

"Put water on sale, and let the market determine its future," they seem to say. This goal could be achieved by legitimizing the trade of water through free-trade instruments like GATS/WTO.

In terms of the free market, water supply is put into the same category as education, healthcare, banking, tourism, transportation and waste management, and trade in it is governed in the 1994 General Agreement on Trade in Services (GATS), which is part of the World Trade Organization (WTO).

GATS intends to liberalize the trade in services by lifting all trade barriers, of which public ownership is one, and restraining national regulations. The agreement prohibits discrimination against a foreign supplier in all covered areas, notwithstanding the conditions under which services are provided and regardless of the human rights or environmental record of the provider. Parties have also agreed that some rules apply "horizontally," whether or not the area has already been listed under GATS.

One horizontal rule, one writer notes, is "most-favored nation," which says that once corporations from one country are operating in your market, you must allow the corporations from all countries in as well. This rule applies to all services, even those still protected.

In the water sector, GATS thus implies that all countries should open their market for water supply services without reserve and transfer water management to the private sector. As liberalization requires the confinement of the role of the state to mere facilitator, the transfer of public ownership of water services to the private sector is a practical consequence.

Proponents of GATS are very much convinced that water privatization and the institution of the global water market will benefit rich and poor alike. But also, more and more civil society organizations have become aware and voiced criticism and objections to water services being put under legally binding trade agreements like GATS. These criticisms and objections concern two main issues.

First, as stated above, GATS is helping the private sector, especially giant water TNCs, to expand their operations all over the world. But from experience, water privatization creates many new problems. When corporations sell water for profit, the quality, access and safety of water supplies are endangered and the future of water resources is threatened.

The second issue concerns a very fundamental principle. Water is undeniably an essential resource for every living being. Thus, decisions on this resource should be made democratically at the local, national and global level, based on people's fundamental right to safe and affordable water.

We believe the institutions of WTO/GATS are undemocratic, unfair and unaccountable. GATS supporters say that the agreement has been negotiated by governments. But the GATS terms were negotiated between a few powerful governments behind closed doors. And most governments were told to sign up to the done deal or be left out of the trading system.

Any policy on water should be discussed and debated democratically so that ordinary people, indigenous communities, community-based organizations and all global citizens can participate and voice their opinions and ideas.

We should encourage our government not to make any commitments regarding GATS before carrying out a comprehensive assessment of its impact on our shared life. The assessment should then be followed by an extensive public discussion and debate involving all citizens, in order to reach participatory and responsive decisions. Therefore, indirectly, we would make our government accountable for its trade policies, and hopefully in the end it could stand up to powerful governments imposing water privatization in the GATS negotiating process.

The writer is coordinator for the Indonesian Forum on Globalization Research, Business Watch Indonesia in Jakarta. - Ed.

Attachment 2

Bottled Water Still Number 2

Bottled water emerged as the second largest commercial beverage category by volume in the United States in 2003, and, despite its significant stature, it continued to grow at a rapid pace in 2004. The category is growing even more forcefully on a global scale but in the U.S., volume is unparalleled.

In 2004, total U.S. category volume surpassed 6.8 billion gallons, an 8.6% advance over 2003’s volume level. That translates into an average of 24.0 gallons per person, which means U.S. residents now drink more bottled water annually than any other beverage, other than carbonated soft drinks (CSDs).

While CSDs still have volume and average intake levels more than twice as high as bottled water, the soft drink market has been stagnant lately, in no small part due to competition from bottled water. Per capita consumption of bottled water has been growing by at least one gallon annually, thereby more than doubling in a decade.

U.S. BOTTLED WATER MARKET
Per Capita Consumption
2000 - 2005(P)

	Gallons	Annual
Year	Per Capita	% Change
2000	17.3	--
2001	18.8	8.7%
2002	20.9	10.7%
2003	22.4	7.3%
2004	24.0	7.4%
2005(P)	25.7	7.1%

(P) Preliminary
Source: Beverage Marketing Corporation

U.S. BOTTLED WATER MARKET
Volume & Growth by Segment
2000 - 2005(P)

	Non-Sparkling		Domestic Sparkling		Imports		Total
Year	Volume*	Change	Volume*	Change	Volume*	Change	Volume*	Change
2000	4,443.0	--	144.2	--	137.8	--	4,725.0	--
2001	4,917.3	10.7%	144.0	-0.1%	123.9	-10.1%	5,185.2	9.7%
2002	5,487.5	11.6%	149.5	3.8%	158.7	28.1%	5,795.7	11.8%
2003	5,923.9	8.0%	152.6	2.1%	193.3	21.8%	6,269.8	8.2%
2004	6,411.3	8.2%	166.8	9.3%	228.6	18.3%	6,806.7	8.6%
2005(P)	6,934.9	8.2%	176.8	6.0%	245.7	7.5%	7,357.4	8.1%

* Millions of gallons
(P) Preliminary
Source: Beverage Marketing Corporation

GLOBAL BOTTLED WATER MARKET
Leading Countries' Consumption and Compound Annual Growth Rates
1999 - 2004
2004		Millions of Gallons		CAGR
Rank	Countries	1999	2004	1999/04
1	United States	4,579.9	6,806.7	8.2%
2	Mexico	3,056.9	4,668.3	8.8%
3	China	1,217.0	3,140.1	20.9%
4	Brazil	1,493.8	3,062.0	15.4%
5	Italy	2,356.1	2,814.4	3.6%
6	Germany	2,194.6	2,722.6	4.4%
7	France	1,834.1	2,257.3	4.2%
8	Indonesia	907.1	1,943.5	16.5%
9	Spain	1,076.4	1,453.5	6.2%
10	India	444.0	1,353.3	25.0%
	Top 10 Subtotal	19,159.8	30,221.6	9.5%
	All Others	6,833.5	10,535.0	9.0%
	TOTAL	25,993.3	40,756.6	9.4%

Source: Beverage Marketing Corporation

GLOBAL BOTTLED WATER MARKET
Per Capita Consumption by Leading Countries
1999 - 2004
2004		Gallons Per Capita
Rank	Countries	1999	2004
1	Italy	40.9	48.5
2	Mexico	30.9	44.5
3	United Arab Emirates	29.0	43.2
4	Belgium-Luxembourg	32.2	39.1
5	France	31.0	37.4
6	Spain	26.9	36.1
7	Germany	26.6	33.0
8	Lebanon	17.9	26.8
9	Switzerland	23.8	26.3
10	Cyprus	17.8	24.3
11	United States	16.8	23.9
12	Saudi Arabia	19.9	23.2
13	Czech Republic	16.4	23.0
14	Austria	19.7	21.7
15	Portugal	18.6	21.2
	Global Average	4.3	6.4

Source: Beverage Marketing Corporation

October 2005

Attachment 3

Water: a looming crisis?

Paris, France, 3-6 June 1998

International Conference

on World Water Resources at the Beginning of the 21st Century

Conclusions and Recommendations

Contents

Water Quality and Environmental Impact

Data and Improvement of Water Resources Assessment

Impact of Human Activity on Water Resources

Extremes of Water Resources and their Management

Economic and Social Aspects of Water Resources

Water Quality and Environmental Impact

We are facing a water quality crisis. Almost one-quarter of the world population lacks a safe supply of water and half the population lacks adequate sanitation. Millions of people die annually from diseases caused by unsafe drinking water and lack of sanitation. While this crisis is most pronounced in the developing countries, the developed world and economies in transition also experience major environmental problems and human health consequences. These have a serious impact on nations' economies.

Reduced water quality has a severe negative impact on ecosystems and habitats that support plant and animal life. Most of our freshwater ecosystems are degraded and their plant and animal populations are at risk. Deterioration of water quality decreases the suitability of water for all purposes and increases the cost of making it available for use, especially for human consumption. It also decreases the value of the legacy we leave to future generations.

Water quality degradation is a consequence of human activities, land use practices and economic development. Land use practices affect the quality of waters in our streams, lakes, groundwater and ultimately the marine environment. Water quality monitoring is not yet developed in some countries, in others it is in decline.

Experience has shown that it is within our ability to slow and reverse water quality degradation, to improve human health and ecosystem integrity. To accomplish this, aggressive, positive and timely policies and actions are needed. We have a moral obligation to ensure that future generations inherit a world with clean water and a healthy environment.

Actions

1.
Water quality and quantity are two aspects of water, interdependent and inseparable in all matters of monitoring and management. Therefore, global water assessment should be expanded to cover water quality, including the effects of climate change.

2.	Surface and groundwaters are interconnected parts of the water cycle and should be studied and managed jointly in a holistic approach.

3.	Some quality issues are affected by global processes and long-range transport, and should be addressed by global actions (e.g. acidification).

4.	Monitoring programs should take into account bio-magnification processes in food chains when used to determine the fate and effects of contaminants.

5.	Wetlands are important elements of the environment and can be effective means for water quality treatment.

6.	Water quality should not be neglected, even in the face of adverse economic conditions, with proper consideration of priorities of human needs.

7.	There is a need for simple protocols for baseline ecological and chemical data gathering and analysis, which are adjusted regionally.

8.
Systems for measuring, monitoring, analysing, summarizing and disseminating water quality information should be strengthened and supported. The international community is called upon to provide help. The recommended density is at least 1 station per 100,000 people, the desirable level is 1 station per 10,000.

9.	Hydrological and quality monitoring in large-scale socio-economic development plans should be emphasized.

10.
Water quality studies should be global and process-oriented. They should consider land use and combine site-specific studies in an integrated watershed management framework which considers local socio-economic and cultural conditions.

11.	The different hydrological and hydro-chemical conditions (e.g. humid versus arid and semi-arid zones) should be recognized in studies, land and water management and policies.

12.	Many water quality issues are local. They require local study, monitoring, policies and management.

13.	There are still gaps in understanding the links between freshwater microbiology and hydrological processes and water quality.

14.	Important emerging issues include micro-organic pollutants and micro-organisms.

15.	Potable water quality and sanitation are high priorities for developing countries. Dealing with them requires inter-agency collaboration.

16.	It is wise to learn from past successes and failures and adjust policies to local conditions for monitoring, water quality criteria, land use and pollution reduction.

17.	It is necessary to build capacity at the public, professional and institutional levels.

18.	The links between water quality and human health should be dealt with in an interdisciplinary and inter-institutional manner.

19.	Water quality laws, wherever they exist, should be enforced.

20.	Public awareness and public participation are important elements of policies and actions for water quality management and environmental protection.

21.	The agricultural community should be encouraged to support the reduction of non-point pollution.

Data and Improvement of Water Resources Assessment

To minimize the risk that the decisions of resource managers will fail to provide water of adequate quality and quantity at the right time and in the right place, and hence submit their communities to the consequences of water-related hazards such as floods, droughts, pollution events and outbreaks of water-borne diseases, better information about water is required because information is the antidote to uncertainty.

Actions

1.
Water specialists should educate themselves about the needs of the people who use their products, continually seek more effective ways of making their information available and useful, and educate users about the benefits of water resources information.

2.
All relevant components of the hydrological system should be considered and interdependencies among those components taken into account. Surface and groundwaters should be considered as two complementary components of the same resource. In addition to 'conventional' measurements of precipitation, streamflow and groundwater level, information should be provided on such aspects as glacier dynamics, soil moisture, the geological characteristics of aquifers, the flora and fauna present in water bodies and the presence of contaminants. An integrated approach to database and information management should be adopted.

3.
The scales, in time and space, on which water-related measurements are made should be appropriate to the characteristic scales of the phenomena under consideration and the expected use of the information. Information on global and country scales is appropriate for the development of international and national policies but water management decisions are commonly made on smaller scales and within the framework of river basins and aquifers. Future water resources assessments should reflect this.

4.
Indicators of the status and trend of water resources should be developed to provide information that is user-friendly and comprehensible to non-specialists. Opportunities should continually be explored to ensure that data obtained for one purpose are made available for other purposes.

5.
Because water scarcity reflects a mismatch between availability and demand, information on the patterns of water demand and use should receive particular attention. In sum, all the 'stocks and flows' - natural and artificial - in the hydrological system should be quantified to the extent that resource managers are able to determine the effect of manipulation in one part of the system on other parts. Water-related information should be managed within the framework of the system under consideration, normally the river basin/aquifer system.

6.
The management of water-related information should be integrated with that of information about related aspects of the biophysical environment (e.g. the requirements of migratory birds), human society (e.g. the recreational and amenity values of water courses) and the economy (e.g. food production, industrial use of process water). Water-related information should be integrated into the development of strategies and action plans for comprehensive environmental management.

7.
Efforts should continue to be directed towards understanding the physical and biological processes that control how hydrological systems function. A commensurate increase in data collection will be required, in terms of both the length of record and the range of variables. This will provide, inter alia, the ability to develop models which can be used to extrapolate to locations for which no observational data are available. Particular effort is required in hitherto neglected environments, including mountainous and glaciated areas, extremely arid areas, wetlands and individually small features such as brooks and ponds which collectively have great significance for hydrological and ecological processes.

8.
Maintenance of basic monitoring programmes in representative or strategic locations is essential, to enable 'early warning' identification of long-term trends and to support the development and testing of hydrological models. The lessons of history - that emerging environmental issues have not always been anticipated by policy makers but frequently first identified by scientists - should never be forgotten.

9.
Formal quality assurance procedures for observational data and model implementation should be established, including adoption of appropriate common standards and documentation of procedures. Estimates of uncertainty should as a rule be made for observational data, water balances and model outputs.

10.
Information should be available not simply on average conditions but also on the variability of water resources in time and space. There should be a particular focus on actual or potential stresses or 'crises' as, for example, the hydrological extremes of flood and drought, the locations where there is an extreme mismatch between supply and demand, and water bodies potentially subject to an ecological crisis such as an algal bloom. Such 'crisis' situations should always have real-time information (now-casts and forecasts) to hand.

11.	The potential of modern computing, remote sensing and information management technologies should be fully utilized to:

make inexpensive, routine observations and measurements that were hitherto unfeasible (e.g. of spatial distributions of soil moisture using satellite imagery);

develop computer-based methods (models, GIS) which can describe, explain and predict the behaviour of hydrological systems to the levels of accuracy and confidence required by decision makers. Intercomparison of models using standardized datasets should receive high priority;

develop economical procedures for combining 'real world' observations with the outputs of computer models;

provide up-to-date directories of water data and information, and how to access them;

display water-related information in a way that is readily understood by non-specialists.

12.
International efforts should be encouraged to establish regional and global monitoring and data management systems such as WHYCOS (World Hydrological Cycle Observing System), the GRDC (Global Runoff Data Centre, Germany) and GEMS/Water (Global Environmental Monitoring System).

13.
Objective assessments of the capabilities of agencies, policies, laws and other aspects of the water management system - as well as of the water resource itself - should be available because the ability to manage water successfully, particularly under 'crisis' conditions, is not simply a function of the status of the water resource.

14.
New ways should be sought to finance the provision of water-related data and information. These may include, for example, levies on water users which are specifically allocated to resource monitoring and research, or the closer linkage of water monitoring with 'state of the environment reporting'. The issue of intellectual property rights to water information must be resolved urgently.

Impact of Human Activity on Water Resources

Any assessment of how much of the impact on water resources is exclusively of human origin and how much is induced by natural variability must consider the regional hydrological characteristics, particularly valid when referring to the arid and semi-arid regions, and the humid tropics. Impact analysis of human activity should serve as a basis for identifying appropriate mitigation schemes.

Actions

Methodological aspects

1.	In defining water uses and water needs, computing methods need to be harmonized. Rainfall as an input is generally not taken into account.

2.	Time and spatial scales need to be evaluated, especially in terms of groundwater-related issues.

3.	In addition, concepts like 'water exploitation' are used ambiguously, which prevents an objective interpretation of available data or reports.

Institutional considerations

1.	Institutional reforms are necessary to address the increasing stress on water resources.

2.	Sustainable water resources development requires an increase in stakeholder participation as, for example, in the establishment of river basin authorities.

3.	Public awareness needs to be strengthened at all levels.

Regulatory issues

1.	Most regions where the impact of human activity is strong require new water laws, introducing such concepts as sustainable development and sound management.

2.	Regulations and implementation of water laws need to be strengthened through institutional reform and capacity building.

Policy considerations

1.	Effective policies for water resources protection are required, especially in the case of groundwater.

2.	A multi-criteria approach should be introduced in decision-making processes and in defining policies at local, national and regional levels.

Capacity building

1.	There is a need for capacity building at all levels. This means the introduction of new multidisciplinary approaches in all the sciences, including natural and social sciences.

Extremes of Water Resources and their Management

Water resources are one of the primary driving forces of sustainable development, with the extremes of water resources emerging as the most urgent issue.

Key issues

Although many approaches have been used in the past, the measures for determining the consequence and implication of water scarcity for human and ecological well-being are not standardized nor are they well accepted. Policy analysis should be conducted using computer-based reasoning supported by models and methods with scientific integrity, transparent enough to be easily understood, with participation of stakeholders and experts, proper consideration of the social dimension, and with focus on an integrated approach.

The time horizon of potential problems should be divided into three time frames:

•	short term (days to weeks): floods, weather-related events, accidents, etc.

•	medium term (months to years): droughts, social disruptions (war, etc.), migration, water quality, environmental degradation including effects of human activities, economic factors etc.

•	long term (years to decades): climate change, population growth, etc.

Actions

General

1.	A basic water requirement of around 50 l/day/person should be recognized as a basic human right and be the primary goal for all developing nations.

2.	Measures to avert water conflicts should be promoted, including co-operation, exchange of information, etc.

3.	The water and sanitation budget should have a higher share of the national development budget.

4.	Water quality issues are as important as water quantity issues and the two should be considered together.

5.	The water community should perpetually collect scientific and socio-economic data.

6.	Many types of expertise, both in the social and scientific domain, should be mobilized to address water scarcity issues.

7.	It is vital to re-emphasize the need for short-term and medium-term policies to have long-term perspectives.

Water scarcity

1.
An integrated approach is needed for short-term and long-term planning to meet future water requirements (supply and demand), as well as joint management of surface and groundwater, while accounting for all uses: basic human needs, environmental sustainability, agriculture, recreation and economic uses. This should be done at the global, continental, regional, river basin, national, local levels, etc.

2.	In developing countries where data are unavailable or insufficient, better assessment of water resources availability can be achieved using probabilistic approaches.

3.
Water should be recognized as an economic, environmental and social good. Beyond the basic necessity of 50 l/day/person, water should be paid for, taking into account the social and environmental impacts.

4.	Education and increased awareness are paramount prerequisites to deal with water extremes. This could be done by strengthening national institutions.

5.	Both modern and traditional approaches to water supply management need to be taken advantage of, while recognizing different cultural backgrounds and indigenous management techniques.

6.	There is a need to fight water scarcity by promoting appropriate and efficient water use and re-use in agriculture and industry.

7.	Water demand management needs to be actively promoted in water scarce areas.

Water excess

1.	The effective means to reduce death tolls caused by flooding are advance warning and evacuation.

2.	It should be recognized that flooding causes more loss of human life and greater economic losses than most other natural water-related disasters.

3.	Big cities along major rivers could be protected by superdikes and other redevelopment techniques.

4.
Flood control in small basins can use the following measures: retardation facilities such as ponds, infiltration facilities, drainage facilities, flood proofing techniques, and quantitative precipitation forecasts.

5.	Flood control for large rivers can be accomplished through an integrated approach including:

non-structural measures (letting rivers flood naturally, flood forecasting, flood warning, evacuation, etc.), and/or, -

structural measures (levees, flood diversion, sediment control facilities, etc.).

Economic and Social Aspects of Water Resources

There is broad-based agreement that water services should not be free of charge but paid for by the beneficiaries at a socially affordable level beyond basic minimum need. Account should also be taken of the social value of water, which is directly linked to water scarcity, the water-related differences between poor and rich countries and between the users of water themselves. An economic approach to water valuation does not mean that everybody has to pay a high price. Instead of ascribing an economic value, water should be accounted for at its opportunity cost so that its social utility may be estimated in financial terms; an economic value cannot include all values attributed to water.

Actions

1.	Further studies are necessary to gain a better understanding of the value of water in its different uses and the scale of water infrastructure.

2.
Agriculture, the main water user, is the most sensitive sector for water pricing and water transfers. Water pricing could be applied to rationalize this dominant water use and to compensate for the social consequences of water transfer.

3.	It is essential to ensure efficiency, transparency and accountability in water resources management as a prerequisite for sound financial management.

4.
Pricing water and water services is necessary not only for economic reasons but also because it will improve allocation of limited water resources between competing users. However, the basic minimum water needs must first be met in all countries.

Institutions

The traditional framework based on the distinction between privately owned and public water is changing. More and more, water is considered to be common property.

1.
Improved analysis is required of: (1) the consequences of sharing responsibilities between the local and regional level (in the two-level management system); (2) the role of the private sector and of regulatory institutions; and (3) trading on water transfers between users, especially during droughts.

2.	Impact assessment of land use and climate change on water resources should be improved. This calls for a multidisciplinary approach.

Economic incentives

Integrated water resources management must take into account economic, social and environmental aspects. The 'polluter-pays' principle, 'user-pays' approach, 'precautionary principle', etc, may be used. However, before applying these, we must consider the socio-environmental aspects and how much users can afford to pay. There is a need for horizontal integration between users, for instance through institutional development, as well as vertical integration harmonizing local and national interests. Social and political stability is an essential feature of sustainable development that cannot be achieved by following only economic indicators. Water desalinization will be a viable approach for drinking water in arid countries.

1.	Equity is necessary to move towards equality.

2.	There is no global water market yet; on the contrary, several smaller sectorial water markets are functional. The viability of market mechanisms in water resources management should be studied.

Participation

Public involvement can vary from consultation to full participation. Water has potential as a powerful tool for co-operation and peace-making. In the past, several international water agreements have been signed even when the parties to the agreement were fighting over other issues.

1.
If we want to involve all stakeholders in the planning, design and funding of water projects, programmes are needed which enhance public awareness of the issues, particularly among women and young people.

2.	It is necessary to analyse the different aspects of this participation through inquiries and social studies which take into account the needs of the users.

3.	There is a need for studies on the cultural aspects of water, consumer behaviour, and the willingness to pay for water and water services.

4.	This new multidisciplinary approach requires collaboration and communication between water specialists and sociologists, for instance through special symposia.

For further information, contact:  m.bonell@unesco.org